

July 9, 2010

Via U.S Mail and Facsimile (626) 335-7750

Mr. Greg Manos
President and Secretary
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re:** **Active Health Foods, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 6, 2010**
> **File No. 333-164788**

Dear Mr. Manos:

This is to advise you that a preliminary review of the above amendment to your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically:

- You have not filed unaudited interim financial statements necessary to comply with Rule 8-08 of Regulation S-X;

- You have not filed your response electronically on EDGAR; and

- You have not filed a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.

For these reasons, we will not perform a detailed examination of the amendment to your registration statement and your responses to our comments from our letter dated April 2, 2010. We will not issue any further comments at this time because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. With any such future amendment, please file both a marked copy of the amended filing and a response letter that are responsive to our comments from both this letter and our letter dated April 2, 2010.

Sincerely,

Anne Nguyen Parker
Branch Chief